April 16, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 72

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on April 8, 2015 with respect to Post-Effective Amendment No. 72 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to MetLife Small Cap Value Portfolio, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 26, 2015. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: Please include the title of the securities being registered on the facing sheets of the filing.

Response: Requested information will be included on the facing sheet of the upcoming filing.

2.	Fees and Expenses

Comment: (a). Please provide the Staff with the effective fees and expenses table before the effective date of the registration statement.

EDGAR Operations Branch

April 16, 2015

Response: The fees and expenses table and expense example in the registration statement will include the following:

Operating Expenses

	Class A	Class B
Management Fee	0.74%	0.74%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.03%	0.03%

Total Annual Portfolio Operating Expenses	0.77%	1.02%
Fee Waiver*	(0.01%)	(0.01%)

Net Operating Expenses	0.76%	1.01%

*	MetLife Advisers, LLC has contractually agreed, for the period May 1, 2015, through April 30, 2016, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.750% of the first $1 billion of the Portfolio’s average daily net assets and 0.650% of such assets over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2016, only with the approval of the Board of Trustees of the Portfolio.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$78	$246	$428	$956
Class B	$104	$325	$565	$1,252

Comment: (b). With respect to the fee waiver description in the footnote, confirm the description of the first breakpoint is accurate or even applicable, in light of the second paragraph on page 13 that indicates there is no reduction in the management fee prior to the first breakpoint.

Response: The Registrant believes disclosure of the first breakpoint in the fee schedule in the footnote is accurate, appropriate and applicable. The footnote discloses the modified management fee schedule for this Portfolio and, as the Portfolio has over $1.1 billion in assets, the description of such breakpoint in the fee schedule is necessary for investors to understand the full effect of the modified management fee waiver that takes effect at $1 billion. The management fee is therefore reduced because the lower rate on assets over $1 billion has the effect of lowering the overall management fee paid by the Portfolio.

3.	Comment: In light of the second part of the first sentence in the Additional Investment Strategies section on page 11, please confirm if securities lending as described in the next paragraph is a principal investment strategy and, if so, add relevant description to the Principal Investment Strategies and Principal Risks. If securities lending is not a principal strategy, the discussion should be removed from the prospectus in its entirety.

Response: The Registrant confirms that securities lending is not a principal investment strategy of the Portfolio, and therefore should not be added to the Principal Investment Strategies or the Principal Risks. The statement that the Portfolio may invest in various types of securities and engage in various investment techniques that are not described in this prospectus does not mean that any investment strategies described in the prospectus are therefore principal investment strategies. It is simply intended to inform investors that other information about such securities and techniques may be found in other documents. Although Cash

EDGAR Operations Branch

April 16, 2015

Management Strategies, Securities Lending and Defensive Investment Strategies are discussed in the prospectus, their inclusion in the prospectus does not them into principal investment strategies. The subsection titled “Securities Lending” is not a subset of the previous subsection titled “Additional Investment Strategies” though, and is meant only to provide other information about the Portfolio, similar to the subsections like “Cash Management Strategies” and “Selling Portfolio Securities,” for example. The Registrant therefore believes this information is accurate and helpful for investors, and that it is appropriate to remain in the prospectus.

4.	Comment: In the description of Delaware Investments on page 14, please update the date of its assets under management to December 31, 2014 from June 30, 2014, to be consistent with the information provided for other investment advisers.

Response: Updated assets under management for Delaware Investments as of December 31, 2014 have been included.

5.	Comment: For the Share Valuation and Pricing disclosure on page 20, disclose all the required information under Item 11 or indicate to the Staff where information is reported. The Staff notes that page 173 of the SAI appears to be more responsive than what is currently reported in this section of the prospectus.

Response: The prospectus disclosure currently provides all of the information required by Item 11, including a description of how Portfolio shares are priced at their net asset value and detail about how assets that make up the Portfolio are valued. As the Staff correctly notes, further detail about how the Portfolio’s shares are priced is provided in the SAI. The Registrant believes the information in the prospectus is provided in a manner that is concise and accurate, and complies with the Form requirement.

6.	Comment: SAI – In the Investment Policies section beginning on page 6, please add a synopsis for this Portfolio and confirm that all necessary synopses for other Portfolios have been included.

Response: Disclosure in this section is included for those portfolios where it modifies general disclosure or provides further detail about the portfolio. Therefore, not all the portfolios require disclosure in this section.

7.	Comment: SAI – For those Fundamental Policies that allow Portfolios to invest “to the extent permitted by law,” add a summary after the policy descriptions of what the law allows and any limits that apply.

Response: The requested disclosure is located at the end of the section after the policies description for the last Portfolio on page 86 of the SAI. In addition, disclosure has been added at the beginning of the Fundamental Policies section to notify readers that further explanation is provided at the end of the section.

EDGAR Operations Branch

April 16, 2015

8.	SAI – Management of the Trusts

Comment: (a). Please revise the table of the compensation paid to Trustees on page 113 to conform to the format set forth in Item 17(c) of Form N-1A (i.e., same columns and column captions).

Response: The Trustee compensation table includes the columns required by the Form N-1A. Because no Trustees receive pension or retirement benefits, a column for Estimated Annual Benefits upon Retirement has been omitted as permitted by Instruction 4 to Item 17(c).

Comment: (b). The Staff suggests that the second paragraph under the Trustees’ Share Ownership section on page 114 may be more appropriate as the last paragraph of the Trustee Compensation section on page 113.

Response: Disclosure has been moved as recommended.

9.	Comment: Please confirm the accuracy of the second paragraph under the section Control Persons and Principal Holders of the Shares of the MIST Trust on page 184.

Response: The Registrant has updated the information in the second paragraph of this section to reflect the 5% control persons as of March 31, 2015.

10.	Comment: Appendix C – Please indicate the location of the information required by Item 20(c) , either as disclosure in the SAI, or added to the information in Appendix C.

Response: The second paragraph of Appendix C states that, other than as set forth therein, as of December 31, 2014, no portfolio manager identified in the Prospectus beneficially owned equity securities of any Portfolio for which he or she serves as portfolio manager. In addition, a subheading has been inserted before the paragraph so that this disclosure is separated from the introductory paragraph.

11.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

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EDGAR Operations Branch

April 16, 2015

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Andrew L. Gangolf, Esq.

Michael Lawlor, Esq.

David C. Mahaffey, Esq.